*AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12011778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.
196

SEC FILE NUMBER
8-39729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACCESS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTON FARM ROAD, SUITE 300
(No. and Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT B. FRISOLI (203)-322-3377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO, LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE, 12TH FL	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

2/27/12

Notary Public

My Commission Expires June 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS SECURITIES, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

ACCESS SECURITIES, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

ACCESS SECURITIES, LLC

INDEX

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
Access Securities, LLC:

We have audited the accompanying statement of financial condition of Access Securities LLC (the "Company") as of December 31, 2011. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2012

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

ACCESS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ASSETS

Cash	$	748,722
Investments in securities, at fair value		1,508,819
Receivables from brokers and clearing organizations		3,727,997
Furniture and equipment (net of accumulated depreciation of $1,184,741)		47,436
Security deposits and other receivables		270,617
Prepaid expenses and other assets		24,580
Total assets	$	6,328,171

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	2,522,323
Deferred expense sharing		140,187
Investments in securities sold short, at fair value		19,102
Total liabilities		2,681,612
Members' equity		3,646,559
Total liabilities and members' equity	$	6,328,171

The notes to the statement of financial condition are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA").

Effective January 1, 2010, the Company reorganized its legal structure from an S corporation to a limited liability company. To effectuate the reorganization, Access Securities, Inc., the S corporation, contributed all of its assets and liabilities to Access Securities, LLC in exchange for 100% of its Class A membership interest. The Company is authorized to issue five classes of membership interests, each with such rights, powers, preferences, obligations, qualifications, limitations, and restrictions as set forth in the limited liability company agreement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consists of highly liquid investments with maturities of three months or less.

FURNITURE AND EQUIPMENT AND DEPRECIATION - The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

INVESTMENTS IN SECURITIES – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period.

Investments in securities and investments in securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of taxable income or loss of the Company.

INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Assets and liabilities measured at fair value on a recurring basis comprise of investments in securities, including equity and option securities, valued at $1,508,819 and investments in securities sold short, including equity and option securities, valued at ($19,102). Fair value was determined based on quoted prices in active markets for identical assets or liabilities (level 1).

(Continued)

MARKET AND COUNTERPARTY RISK:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

LEASE:

The Company amended both operating leases for office facilities at 30 Buxton Farms Road, in Stamford, Connecticut on October 16, 2007. The lease amendments became effective on April 1, 2008 and will expire March 31, 2013. The leases are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

The future annual lease payments are as follows for the year ended December 31:

2012	$	386,060
2013		97,294
Total	$	483,354

FINRA ARBITRATION:

The Company is named, along with three individual brokers, in a FINRA arbitration case brought by the three individual brokers' former employer alleging, among other things, misappropriation of trade secrets. The arbitration is scheduled to commence on May 17, 2012. The Company vigorously denies any and all accusations of liability or damages as a result of hiring the individual brokers.

(Continued)

CONCENTRATIONS OF CREDIT RISKS:

At December 31, 2011, the investments in securities, receivables from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the course of the year ended December 31, 2011, the bank balances on occasion were in excess of the FDIC insurance limit.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,789,353 which was $1,453,853 in excess of its required net capital of $335,500. The Company's net capital ratio was 1.4880 to 1.

EXPENSE SHARE:

The Company had an office related expense sharing agreement with an entity which the Company's CEO was a passive investor. The agreement commenced on January 1, 2011. The agreement terminated in 2011 when the entity ceased operations. The share was either based on expenses incurred or based on proportion of use based on space or persons. Deferred expense sharing on the statement of financial condition of $140,187 represents prepayment of rent through December 31, 2012.

SUBSEQUENT EVENTS:

During the period of January 1, 2012 through the date of this report, the Company had a member's withdrawal of $614,620.

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 28, 2012, which is the date on which the financial statements were available to be issued.